PROSPECTUS
                                    862,539 SHARES

                             DESTRON FEARING CORPORATION

                                     COMMON STOCK

    This Prospectus relates to the sale of up to 212,539 shares of Common Stock of Destron Fearing Corporation (the "Company") that may be or have been purchased upon the exercise of common stock purchase warrants (the "Warrants") and the sale of up to 650,000 additional shares by certain selling stockholders (the "Selling Stockholders") (collectively, the "Shares"). All Shares will be sold by the holders of the Warrants (the "Warrantholders") and the Selling Stockholders, and the Company has agreed to pay the expenses of this offering. The Company will not receive any of the proceeds from the sale of Shares by the Warrantholders or Selling Stockholders, but will receive proceeds from the Warrantholders upon their exercise of the Warrants. The aggregate proceeds to the Selling Stockholders and Warrantholders will be the purchase price of the Shares sold, less the aggregate brokers' and dealers' discounts, commissions and concessions, and other expenses of the issuance and distribution not borne by the Company. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution." The Company's Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "DFCO." On April 3, 1997, the last reported sale price for the Company's Common Stock reported thereon was $2.31 per share. See "Price Range of Common Stock."

    The Selling Stockholders and Warrantholders may sell the Shares from time to time directly, through agents designated from time to time, or through dealers or underwriters also to be designated, on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the names of the Selling Stockholders or Warrantholders, the purchase price, the public offering price, the names of any such agents, dealers or underwriters, and the amount of any applicable commissions or discount with respect to a particular offer will be set forth in an accompanying Prospectus supplement. Such Prospectus supplement will also set forth information regarding indemnification by the Company of the Selling Stockholders and Warrantholders and any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933 ("Securities Act"). See "Plan of Distribution."

    The Selling Stockholders and Warrantholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders and Warrantholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               _______________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
            AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
               HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                      OF THIS PROSPECTUS. ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL OFFENSE.


                    The date of this Prospectus is April 8, 1997.

                                AVAILABLE INFORMATION

    The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Website that contains reports, proxy statements, registration statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company's Common Stock is listed on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

    This Prospectus is part of a Registration Statement on Form S-3 (the "Registration Statement") which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, to which reference is hereby made for further information with respect to the Company and the Shares offered hereby. Copies of the Registration Statement may be inspected without charge at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission, are incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996;
(ii) the Company's report on Form 10-QSB for the quarter ended December 31, 1996; (iii) the Company's Current Report on Form 8-K dated February 6, 1997; and
(iv) the description of the Company's Common Stock contained in the Company's Prospectus/Proxy Statement dated October 12, 1993 filed by the Company with the Commission (File No. 0-19688). All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including a beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 490 Villaume Avenue, South St. Paul, Minnesota 55075, telephone number (612) 455-1621.

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                                       SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES AND THAT ARE QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONS AND RISK FACTORS CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED THAT THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                     THE COMPANY

    Destron Fearing Corporation (the "Company") develops, manufactures, and markets a broad line of electronic and visual identification devices for the companion animal, livestock, laboratory animal, fish and wildlife markets worldwide. The Company's visual identification products, such as numbered ear tags, are marketed under the Fearing brand name, principally to livestock producers. The Company's radio frequency identification products consist of miniature electronic transponders, readers and injection systems. The Company holds patents on its syringe-injectable transponder, which is encased in a glass capsule and incorporates an antenna and a microchip with a unique permanent identification code for the animal in which it is implanted. An associated reader device uses radio frequency to interrogate the transponder and read the code. The transponder is typically injected under the skin using a hypodermic syringe, without requiring surgery.

    The Company's strategy is to position itself as the leader in the growing market for electronic animal identification. With an estimated world population of 195 million dogs and cats, governments and consumers have seen the need to permanently identify animals in order to, among other things, establish national rabies programs and return lost pets to their owners. Several European countries now require some form of permanent identification for cats and dogs. In France, where permanent identification of eight million dogs currently is mandatory, the Company expects legislation to be adopted in early 1997 which would add microchips to such identification mandate.

    The Company has also recently introduced its new "universal" reader which permits shelters and veterinarians to identify companion animals which have been injected with transponders manufactured by the Company and others. The Company believes the presence of its universal reader will encourage veterinary clinics to recommend the use of microchip implants in the future.

    In addition to developing its implantable electronic identification device and scanner, the Company has established strategic marketing partnerships for the companion animal market. In the United States, the Company's marketing partner is Schering-Plough, which markets the Company's products in connection with its Home Again pet identification system. Rhone Merieux, which is the Company's European marketing partner and is also Europe's largest veterinary marketer, has placed an order for 300,000 transponders for shipment in February and March 1997. The Company has also now made its first shipments to Japan, where an estimated four million dogs are subject to mandatory annual registration. Dainippon Pharmaceutical, the Company's Japanese marketing partner, promotes the use of the Company's microchips as a convenient and less costly alternative to the annual registration process.

    In addition to pursuing the market for permanent identification of companion animals, the Company plans to leverage its traditional core business of visual identification products to promote permanent electronic identification of livestock. As the size of farms has increased, automated, permanent individual identification has become a necessary tool for managing large livestock herds. With over four billion livestock animals worldwide, the Company believes that implantable electronic identification devices will be used in an increasing number of programs to manage herds, to reduce the loss of livestock, to implement feeding programs, and to track, control and eradicate diseased livestock. Recently, the U.S. Department of Agriculture ("USDA") gave clearance for the implanting of microchips in food animals, enabling the Company to market its electronic identification products to the United States livestock market. Implantation of the Company's electronic transponders was previously cleared by the U.S. Food and Drug Administration ("FDA"), subject to a determination by the USDA as to anatomical implant sites in livestock animals.

     The USDA has now identified four implantation sites, all in inedible tissue, where it has been demonstrated there will be minimal or no migration of the implanted device. The Company is now able to actively promote its implantable system in the United States, and anticipates that the USDA clearance will result in increased use of microchips in connection with disease control programs. The Company is currently involved in a pilot livestock identification program in the private sector and has begun working with large cattle and hog producers to develop appropriate systems for their use. In connection with the recent incidence of "mad cow disease" in Europe, permanent identification and tracking of food animals has assumed new importance in Europe, where there are approximately 107 million cattle, 168 million hogs, and 130 million sheep.

    The Company's principal offices are located at 490 Villaume Avenue, South St. Paul, Minnesota 55075, and its telephone number is (612) 455-1621.

                                     THE OFFERING
Common Stock Offered by:
  Selling Stockholders............................       650,000 shares
  Warrantholders..................................       212,539 shares
Common Stock Outstanding..........................    13,293,982 shares
Use of Proceeds To provide general working capital
Nasdaq SmallCap Symbol................................     "DFCO"

                                     RISK FACTORS


    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. WHEN USED BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "BELIEVES," "ANTICIPATES," "PLANS," AND "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED.

RECENT OPERATING LOSS; NEED FOR ADDITIONAL CAPITAL

    The Company experienced a net loss of $3,855,000 during the fiscal year ended September 30, 1996, and there can be no assurance that the Company will not experience losses in the future. The Company's principal sources of working capital during the fiscal year ended September 30, 1995 were net income of $661,000, proceeds from the issuance of Common Stock on the exercise of stock options and warrants, and its bank line of credit. For the fiscal year ended September 30, 1996, the Company's principal sources of working capital came from the issuance of 625,000 shares of Common Stock in a private placement of $2,000,000, new borrowings of $900,000 from private investors and additional borrowings on the Company's bank line of credit, as well as a new real estate loan. During fiscal 1996, these funds were used to repay long-term obligations of $1,550,000 and to provide additional working capital for operations. As of the date of this Prospectus, the outstanding balance under the Company's bank line of credit was $1,814,000. This bank line expired on January 24, 1997, but the Company has entered into a Forbearance Agreement extending the maturity to July 31, 1997. Under the terms of the Forbearance Agreement, the available line of credit will be reduced to $2,000,000 on March 31, 1997 and to $500,000 on June 30, 1997 and is further limited based upon eligible accounts receivable and inventories, as defined in the line of credit agreement. The Company is currently attempting to negotiate a new line of credit with its existing lender or a new lender. Although the Company has been able to finance its operations from among the above-listed sources during fiscal 1995 and 1996, there can be no assurance it will continue to have sufficient funds or obtain the financing necessary to meet immediate and ongoing cash needs for operations and debt service. If the Company is unable to obtain additional financing when needed, its operations and prospects would be materially and adversely affected.
Because of the Company's recent operating losses and negative operating cash flow, the absence of a new line of credit, and the lack of a definitive payment and forbearance agreement with a significant supplier regarding a demand payable of approximately $4,800,000, the auditor's report on the Company's financial statements as of and for the year ended September 30, 1996 contains a modification which indicates substantial doubt about the Company's ability to continue as a going concern.

IMPACT OF SALE OF SHARES; SHARES ELIGIBLE FOR FUTURE SALE

    The Company had approximately 13,293,982 shares of Common Stock outstanding as of March 31, 1997 and had warrants and stock options to purchase additional Common Stock outstanding totaling approximately 1,725,996 shares. Possible sources of future financing include the sale of additional shares of capital stock which would dilute the ownership of investors purchasing Shares in this Offering. In addition to the sale of 650,000 shares to the Selling Stockholders in January 1997, the Company recently completed a private sale of 1,000,000 shares of its Common Stock pursuant to Regulation S under the 1933 Act at an offering price of $2.00 per share. The shares sold in the Regulation S offering became eligible for resale in the United States without registration beginning on March 11, 1997. The resale of such shares and the sale of additional shares of Common Stock which may become eligible for sale in the public market from time to time upon exercise of warrants and stock options and upon the expiration of holding periods applied to securities sold in private placements could have the effect of depressing the market price for the Company's Common Stock. See "Recent Developments."

INVENTORY BUILD-UP; AMOUNTS DUE TO SUPPLIER

    In October 1995, the Company's United States distributor, Schering-Plough, notified the Company that it would suspend purchases for an indefinite period to allow it to sell its existing inventory of the Company's product. In response to this notification, the Company curtailed purchases of materials required to manufacture the product, but because of long lead times and outstanding commitments with suppliers, the Company still received significant quantities of product to meet Schering-Plough's previous forecasts. As a result, the Company has inventories of approximately $3,700,000 on hand related to the Schering-Plough Agreement. Management believes that these inventories ultimately will be purchased by the Company's distributors or disposed of by the Company through alternate means. Disposal of such inventories through alternate means would likely result in losses to the Company, which, if significant, would have a material adverse impact on the Company's results of operations.

    The loss of the Schering-Plough revenue since October 1995, combined with the above-described inventory build-up, has reduced the Company's working capital and caused the Company to defer payments of approximately $4,800,000 due to a significant supplier. While the Company is negotiating an agreement with this supplier regarding payment terms, there can be no assurance that the Company will reach such an agreement or that it can comply with the terms of such an agreement, when and if obtained. If the Company is unable to successfully negotiate, and comply with, an agreement with the supplier, the supplier could bring an action to force payment of the balance due, which would have a material adverse effect on the Company.

LITIGATION

    On December 17, 1996, three competitors filed a lawsuit against the Company and its United States distributor, Schering-Plough Corporation, in the United States District Court for the District of Minnesota. The plaintiffs allege that the defendants participated in unfair competition, breached an oral contract and infringed three of the plaintiff's United States Patents. The Company is obligated to defend, indemnify and hold Schering-Plough Corporation harmless from and against all liabilities, claims, demands, expenses or damages (including attorneys' fees) relating to or arising out of, directly or indirectly, any litigation involving the same or related claims. On January 28, 1997, the plaintiffs withdrew the lawsuit. See "Recent Developments."

    In November 1993, the Company initiated a lawsuit against three competitors in the U.S. District Court of Colorado alleging infringement of its patent issued regarding certain technology used in a transmitter for transmitting an identification signal for an animal (U.S. Patent No. 5,211,129). At a hearing held on November 12, 1993, the Court determined it did not have jurisdiction in Colorado over two of the defendant competitors and dismissed the Company's Colorado lawsuit against them without prejudice. The Court allowed the case against the third defendant competitor to proceed but did not grant the temporary injunction requested by the Company. On December 1, 1993, the two dismissed defendant competitors commenced an action against the Company in the U.S. District Court of Southern Illinois (which subsequently was transferred to the U.S. District Court of Colorado) requesting actual damages of $20,000,000. In this lawsuit, the plaintiffs sought to invalidate the above-described patent of the Company and alleged unfair competition, violation of U.S. antitrust laws by the Company, interference with business relationships and abuse of process due to the actions the Company allegedly took in obtaining, announcing and enforcing its patent rights against the plaintiffs.

    The trial in the litigation commenced on January 8, 1996. On January 29, 1996, the jury in the trial returned a verdict in favor of the Company and found that the defendants had willfully infringed on the Company's patent and awarded damages of approximately $445,000, including prejudgment interest. However, the defendants have appealed the judgment against them, and the Company has cross-appealed the failure of the Court to increase the amount of the Company's damages. While management and its legal counsel continue to believe that the final outcome of this litigation will not have a significant adverse impact on the Company's future financial position, cash flows or results of operations, there can be no assurance of the ultimate outcome of the litigation. In addition, the Company will continue to incur additional legal costs in connection with pursuing and defending such appeals.

DEPENDENCE ON PROPRIETARY PROTECTION

    The Company's success will depend, in part, on its ability to maintain patent and trade secret protection, obtain future patents and licenses, and operate without infringing on the proprietary rights of third parties. There can be no assurance that any patent application, when filed, will result in an issued patent, or that the Company's existing patents, or any patents that may be issued in the future, will provide the Company with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by the Company will not be infringed upon or designed around by others. In such event, the Company may not have sufficient resources to defend its patent or to compete with new products or designs. The Company also relies to a lesser extent on unpatented proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information, techniques or processes or that the Company can meaningfully protect its rights to such unpatented proprietary technology.

NEGATIVE FACTORS AFFECTING ANIMAL IDENTIFICATION MARKET

    To date, the electronic animal identification market has not achieved strong results due to numerous factors, including food safety concerns, consumer perceptions regarding cost and efficacy, international technology standards, national infrastructures, FDA reviews, United States Federal Communications Commission ("FCC") approvals, and slaughterhouse removal of transponders. In addition, certain foreign governmental standards which require specific codes may limit the Company's ability to sell transponders from its current inventory in such countries. With respect to sales of electronic identification devices for fish, many of the principal customers are government contractors that rely on funding from the United States government, and thus the market could be adversely affected by any decline in the availability of government funds. Additionally, the Company is vying for an industry endorsement of its universal reader which reads a variety of transponders. However, such an endorsement may be given to a competitor's product. There can be no assurance that the Company will not be adversely affected by these and other factors described herein affecting the animal identification market.

DEPENDENCE ON PRINCIPAL CUSTOMERS

    In the fiscal year ended September 30, 1996, and the three months ended December 31, 1996, sales to Rhone Merieux accounted for approximately 18% and 15%, respectively, of the Company's net sales and Pacific States Marine accounted for approximately 10% and 19%, respectively. For the fiscal year ended September 30, 1995, Schering-Plough accounted for 41% of the Company's net sales, while the Company made only nominal sales to Schering-Plough in fiscal 1996. The loss of, or a significant reduction in, orders from these or the Company's other major customers has and could continue to have a material adverse effect on the financial condition and results of operations of the Company. See "Risk Factors -- Inventory Build-up; Amounts Due to Supplier."

RELIANCE ON EXPORT SALES

    Export sales by the Company to locations outside of the United States constituted approximately $3,446,000, $1,786,000, and $2,275,000 for the years ended September 30, 1996, 1995, and 1994, respectively, and $1,052,000 for the three month period ended December 31, 1996. The Company generally sells its products at prices quoted in U.S. dollars to limit the risks associated with currency exchange rate fluctuations. However, fluctuations in foreign exchange rates may adversely affect the Company's ability to compete against local product offerings and adversely affect the Company's results of operations. In addition, export sales expose the Company to the risks inherent in international sales, including unpredictable and inconsistent regulatory requirements, political and economic changes and disruptions, tariffs or other restrictions on unencumbered trade, transportation or shipping delays, and difficulties in staffing and managing foreign operations.

COMPETITION
    The market for visual and permanent electronic identification for companion animals and livestock is highly competitive. Specifically, the Company is aware of two principal competitors who have developed permanent electronic identification devices for the companion animal market. The Company is also aware of two companies that have demonstrated prototypes of injectable transponders for use in livestock applications. Certain of the Company's competitors have substantially greater financial and other resources than the Company. There can be no assurance that the Company will compete successfully with its current and future competitors, or that such competitors will not succeed in developing or marketing technologies and products that are more widely accepted than those being developed by the Company or that would render the Company's products obsolete or noncompetitive.

RESTRICTIONS IMPOSED BY GOVERNMENT REGULATION
    The Company is subject to federal, state and local regulation and the Company cannot predict the extent to which it may be affected by legislative and other regulatory developments concerning its products and markets. The Company is required to obtain regulatory approval before marketing most of its products. The Company's readers must and do comply with the FCC Part 15 Regulations for Electromagnetic Emissions, and its insecticide products have been approved by the U.S. Environmental Protection Agency (the "EPA") and are produced under EPA regulations. Sales of insecticide products are incidental to the Company's primary business and do not represent a material part of its operations. The Company's products also are subject to compliance with foreign government agency requirements. The Company's contracts with its distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell the Company's products. However, any such approval may be subject to significant delays. Some regulators also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such actions could materially adversely affect the Company's business.

DEPENDENCE ON RETENTION AND ATTRACTION OF KEY EMPLOYEES
    The Company's operations are materially dependent upon the services of Randolph K. Geissler, Chief Executive Officer and President. The loss of the services of Mr. Geissler could have a material adverse effect on the Company's operating results. The Company is also dependent on the principal members of its management, marketing and technical staff, the loss of whose services might impede the achievement of the Company's business objectives. Furthermore, recruiting and retaining additional qualified management, marketing and technical personnel will also be important to the Company's success. Except for Mr. Geissler, the Company has no key person insurance covering its officers or other employees, and has no non-compete agreements with any other of its employees. The Company has required all new key employees (including all members of management) to enter into a confidentiality agreement which prohibits the disclosure of confidential information proprietary to the Company or to a third party for whom the Company is performing work during the term of each such employee's employment with the Company and for five years thereafter. There can be no assurance that the Company will be able to retain skilled and experienced management, marketing and technical personnel on acceptable terms, given the competition for such experienced individuals.

ABSENCE OF DIVIDENDS
    The Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's current agreement with its principal bank lender prohibits the payment by the Company of dividends.

POTENTIAL VOLATILITY OF STOCK PRICE
    The market price of the Company's Common Stock may be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new commercial products by the Company or its competitors, government regulations, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Company's Common Stock.

RISKS OF LOW-PRICED STOCK
    If the shares of the Company's Common Stock were to be suspended or delisted from the Nasdaq system, the Common Stock would be subject to rules under the Exchange Act which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (for example, individuals with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with their spouses). For transactions covered by such rules, a broker-dealer must make a special suitability determination of the purchase and must have received the purchaser's written consent to the transaction prior to the sale. Consequently, such rules, if applicable, could negatively affect the ability of broker-dealers to sell shares of the Company's Common Stock.

    The Commission has enacted rules that define a "penny stock" to be any equity security that has a price (as therein defined) of less than $5.00 per share, subject to certain exceptions, including securities listed on an exchange and, generally, the Nasdaq system. At the date of this Memorandum, the Company's Common Stock is exempt from the "penny stock" rules because it is quoted on the Nasdaq system. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure also is required to be made regarding the risks of investing in penny stocks in both public offerings and in secondary trading and regarding commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. If shares of the Company's Common Stock are no longer quoted on the Nasdaq system or are not otherwise exempt from the provisions of the Commission's "penny stock" rules, such rules may adversely affect the ability of broker-dealers to sell shares of the Company's Common Stock, including the Shares being sold pursuant to this Memorandum, when eligible for resale. See "Terms of the Offering - Registration Under the Securities Act."

                                 RECENT DEVELOPMENTS

    In March 1996, the Company borrowed a total of $875,000 (and an additional $25,000 in April 1996) from private investors through the issuance of unsecured notes due October 21, 1997 and bearing interest at the rate of 11% per annum. As part of the transaction, the Company issued warrants to the noteholders to purchase a total of 147,539 shares of the Company's common stock. The warrants are exercisable at $4.8125 per share for a term of five (5) years beginning March 21, 1996. The value of these warrants at the time of issuance was not deemed to be significant. Funds received from these notes were used to retire indebtedness that was due on March 21, 1996, and to provide additional working capital for operations. This Prospectus covers the resale of the shares issuable upon exercise of the Warrants.

    In April 1996, the Company borrowed $658,000 from a commercial bank through the issuance of a promissory note collateralized by its real estate. The note bears interest at 8.98% and is due on April 8, 2001. The terms of the note call for 59 monthly payments of $6,668 and a final balloon payment of $533,372. The proceeds of the loan were used to retire a previous bank loan and industrial development revenue bonds, both of which were collateralized by real estate.
The remaining proceeds were used to provide additional working capital for operations.

    On December 19, 1996, three competitors filed a lawsuit against the Company and its United States distributor, Schering-Plough Corporation, in the United States District Court for the District of Minnesota. The plaintiffs alleged that the defendants participated in unfair competition, breached an oral contract and infringed on three of the plaintiffs United States patents. Under the terms of its arrangement with Schering-Plough Corporation, the Company is obligated to defend, indemnify and hold Schering-Plough harmless from and against all liabilities, claims, demands, expenses and damages relating to or arising out of any litigation involving such claims or similar claims. On January 28, 1997, the plaintiffs withdrew their lawsuit. There can be no assurance as to whether or not the plaintiffs will refile their lawsuit or file another lawsuit against the Company.

    On January 24, 1997, the Company entered into a Forbearance Agreement with its bank lender extending the maturity of its bank line of credit until July 31, 1997. Under the terms of the Forbearance Agreement, the available line of credit will be reduced to $2,000,000 on March 31, 1997 and to $500,000 on June 30, 1997. The Company is currently attempting to negotiate a new line of credit with its existing lender or a new lender. There can be no assurance that the Company will successfully obtain a replacement line of credit prior to the expiration of its current facility.

    On January 29, 1997, the Company completed the sale of 1,000,000 shares of its common stock to a group of foreign investors at a price of $2.00 per share in an offering conducted pursuant to Regulation S under the Securities Act of 1933. John G. Kinnard and Company, Inc. acted as the Company's placement agent (the "Agent") in connection with the Regulation S offering. In exchange for its services, the Agent received a commission equal to 7% of the aggregate offering price, reimbursement of its out-of-pocket expenses (including attorney's fees), and a stock purchase warrant to purchase up to 100,000 shares of the Company's common stock at an exercise price of $3.50 per share. The net proceeds raised from the Regulation S offering will be used to satisfy the Company's general working capital requirements. Pursuant to Regulation S, the shares placed in the Regulation S offering will be eligible for resale in the United States beginning on March 11, 1997.

    On January 30, 1997, the Company completed a private placement of 650,000 shares of its common stock for an aggregate offering price of $1,300,000. In connection with the private placement, the Company paid a fee of $20,000 to the Agent in exchange for its agreement to waive a right of first refusal granted under the Agency Agreement executed in connection with the Company's Regulation S offering. The Company plans to use the proceeds from the private placement for general working capital purposes.

                                   USE OF PROCEEDS

    The Company may receive up to $937,531 from the exercise of all Warrants to purchase a total of 212,539 shares of Common Stock. There can be no assurance as to the number of Warrants (if any) that will be exercised. The Company intends to use any proceeds it receives from the exercise of the Warrants for general working capital purposes.


                             PRICE RANGE OF COMMON STOCK

    The quotations set forth below represent the high and low bid prices for the Common Stock as quoted on the Nasdaq SmallCap Market and were provided by the National Association of Securities Dealers, Inc. (the "NASD"). The following quotations represent prices between dealers, do not include retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions. As of March 31, 1996, there were approximately 345 stockholders of record.



                              FISCAL YEAR ENDED             FISCAL YEAR ENDED               FISCAL YEAR ENDED
                              SEPTEMBER 30, 1997(1)          SEPTEMBER 30, 1996            SEPTEMBER 30, 1995
                           --------------------------------------------------------------------------------------
                              HIGH            LOW            HIGH           LOW            HIGH           LOW
                            -------- ---------------------------------- ----------------------------- -----------
Fiscal Quarters
  First Quarter              $4.19          $2.13          $5.00          $2.75          $2.13          $1.50
  Second Quarter              3.88           2.13           5.25           3.25           3.75           1.88
  Third Quarter               2.31           1.88           4.44           2.94           9.00           3.00
  Fourth Quarter                                            4.63           1.94           8.75           5.25
--------------------------


(1) The price range for the third quarter of the fiscal year ended September 30, 1997 reflects the reported prices through April 3, 1997.

                                   DIVIDEND POLICY

    The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. Furthermore, the Company's current agreement with its principal bank lender prohibits the Company's payment of dividends. The payment by the Company of cash dividends, if any, on its Common Stock in the future will be subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                 SELLING STOCKHOLDERS

    The following table sets forth the number of shares of Common Stock beneficially owned by each Selling Stockholder and each Warrantholder prior to and after the offering, assuming the exercise of all Warrants and the sale of all Shares (of which there can be no assurance).




                                                   SHARES BENEFICIALLY        SHARES         SHARES BENEFICIALLY
                                                       OWNED PRIOR       TO BE SOLD(3)(4)        OWNED AFTER
                                                     TO OFFERING (1)     ----------------        OFFERING (1)
                                                ------------------------                  ---------------------------
BENEFICIAL OWNER                                NUMBER       PERCENT (2)                      NUMBER      PERCENT (2)
----------------                                ------       -----------                      ------      -----------
William W. Bednarczyk(3)                        70,868           *           8,197            62,671         *
James Braeseth(4)                               81,393           *          81,393                 0         --
Harold W. Cottle(3)                              8,197           *           8,197                 0         --
William Diaz(3)                                  4,098           *           4,098                 0         --
Everen Clearing Corp. Custodian                  4,598           *           4,098               500         *
FBO Gordon S. Holm(3)
Sheldon Fleck(4)                               500,000         3.8%        500,000                 0         --
John D. and Beth J. Freeman(3)                  20,197           *           8,197            12,000         *
Coleman Griffing(3)                             56,393           *          16,393            40,000         *
Richard and Karol Kubat(3)                       8,197           *           8,197                 0         --
Larry J. Laughlin(3)                             7,098           *           4,098             3,000         *
National Sales Associates, Inc. Profit           8,197           *           8,197                 0         --
Sharing Plan & Trust Inc.(3)
James F. Pfau(3)                                 8,197           *           8,197                 0         --
Piper Jaffray Cust. Fbo                         10,000           *          10,000                 0         --
Lynne H. Patin IRA(5)
Piper Jaffray Cust. Fbo                        140,000         1.1%        140,000                 0         --
Thomas J. Patin IRA(5)
Victor P. Reim(3)                               43,043           *          16,393            26,650         *
Karen Rylander and Robert                       35,493           *          19,100                 0         --
Schachter(3)(6)
Terry G. Sampson (IRA)(3)                        8,197           *           8,197                 0         --
Elizabeth L. Swanson(3)                         18,098           *           4,098            14,000         *
Daryl J. Werneke(3)                             50,098           *           4,098            46,000         *
Robert J. Werneke(3)                            10,098           *           4,098             6,000         *
                                                                           -------
                                                                           862,539
---------------------



(1) Each person has sole voting and sole dispositive power with respect to all outstanding shares, except as noted.

(2) Based on 13,293,982 shares outstanding as of March 31, 1997 and 13,506,521 shares outstanding after the offering and after the exercise of the Warrants. Such amounts do not include 1,725,996 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and warrants (including the Warrants), but the number of outstanding shares after the offering includes the 212,539 shares issued upon the exercise of the Warrants. Each figure showing the percentage of outstanding shares owned beneficially has been calculated by treating as outstanding and owned the shares which could be purchased by the indicated person within 60 days upon the exercise of stock options and warrants (including the Warrants).

(3) Includes 147,539 shares to be sold upon the exercise of the Warrants which were issued in connection with the sale of the Company's 11% Subordinated Notes in March 1996.

(4) Includes 65,000 shares to be sold upon the exercise of Warrants which were issued to Mr. Braeseth in connection with the Company's January 1997 private placement of Common Stock.

(5) The Shares to be sold by Sheldon Fleck, Thomas Patin and Lynne Patin were issued by the Company in a private placement in January 1997.

(6) Includes 15,600 shares owned by Robert Schachter, and 2,500 shares owned by Karen Rylander and 1,000 shares owned by a minor child.

                                 PLAN OF DISTRIBUTION

    Any or all of the Shares may be sold from time to time to purchasers directly by any of the Warrantholders, after the exercise of the Warrants, or by Selling Stockholders or by their respective pledgees, donees, or other applicable transferees or successors in interest. Alternatively, the Shares may from time to time be offered through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Sellers and/or the purchasers of Shares for whom they may act as agents. Any such underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be underwriters, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. In addition, the Shares may be transferred in connection with call options, loans or pledges of shares, hedging transactions, or similar transactions may be effected by the Warrantholders or Selling Stockholders directly or with or through broker dealers.

    At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distrusted which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Shares purchased from the Warrantholders and Selling Stockholders, any discounts, commissions and other items constituting compensation from the Warrantholders and Selling Stockholders and/or the Company, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. The Company will not receive any of the proceeds from the sale by the Warrantholders or Selling Stockholders of the Shares offered hereby.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not simultaneously engage in market making activities with respect to the Shares for a period of days prior to the commencement of such distribution, as set forth in such rules and regulations. In addition, and without limiting the foregoing, the Warrantholders and Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the Shares by the Warrantholders and Selling Stockholders.

    In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                             DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue up to 20,000,000 shares of Common Stock, $.01 par value, of which 13,293,982 shares were outstanding as of March 31, 1997. Upon exercise of all of the Warrants (of which there can be no assurance), 13,506,521 shares would be outstanding. At March 31, 1997, there were approximately 345 holders of record of the Company's Common Stock.

    Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company out of funds legally available for the payment of dividends. The Company expects to retain any earnings to finance the development of its business. Furthermore, the Company's agreement with its principal bank lender prohibits the Company's payment of dividends. Accordingly, the Company does not anticipate the payment of any dividends on the Common Stock for the foreseeable future. In the event of any liquidation, dissolution or winding-up of the Company, the holders of Common Stock will be entitled to receive a pro rata share of the net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company.

    Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by stockholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Holders of Common Stock have no preemptive rights to subscribe for or to purchase any additional shares of Common Stock or other obligations convertible into shares of Common Stock which may hereafter be issued by the Company.

    All of the outstanding shares of Common Stock are, and the shares to be sold pursuant to this offering will be, fully paid and non-assessable. Holders of Common Stock of the Company are not liable for further calls or assessments.

    Norwest Bank Minnesota, N.A., Minneapolis, Minnesota, is the Transfer Agent for the Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person (other than the corporation or any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

INDEMNIFICATION AND WAIVER OF DIRECTOR LIABILITY

    The Delaware Corporation Law provides that a corporation shall have the power to indemnify its current and former officers, directors and employees for liability arising out of certain actions. The Company has included in its Bylaws a provision to indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Company has adopted in its Certificate of Incorporation a provision which limits personal liability for breach of the fiduciary duty of its directors to the extent provided by Section 102(7) of the Delaware Corporation Law. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director's duty of loyalty to the Company, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, transactions for which the director derived any improper personal benefit, and liability for acts occurring prior to the date such provision was added.


                                    LEGAL MATTERS

    The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Winthrop & Weinstine, P.A., Minneapolis, Minnesota.


                                       EXPERTS

    The consolidated financial statements for the years ended September 30, 1996 and September 30, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY THE WARRANTHOLDERS OR SELLIN STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.











                                  TABLE OF CONTENTS
                                                                           PAGE
Prospectus Summary........................................................   3
Risk Factors..............................................................   5
Recent Developments.......................................................   9
Use of Proceeds...........................................................  11
Price Range of Common Stock...............................................  11
Dividend Policy...........................................................  11
Selling Stockholders......................................................  12
Plan of Distribution......................................................  13
Description of Capital Stock..............................................  14
Legal Matters.............................................................  15
Experts...................................................................  15


                                   862,539 SHARES


                                   DESTRON FEARING
                                     CORPORATION

                                     COMMON STOCK
                                  --------------------








                                  --------------------

                                       PROSPECTUS
                                  --------------------











                                       APRIL 8, 1997